UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2009

Commission File No.: ___-_______

VISIPHOR CORPORATION

(Translation of the registrant’s name into English)

1100 – 4710 Kingsway

Burnaby, B.C. V5H 4M2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

FURNISHED HEREWITH

Exhibit

99.1

Press release dated March 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIPHOR CORPORATION

Date:  March 17, 2009

/s/ Roy Trivett

Roy Trivett, Chief Executive Officer

Exhibit 99.1

NEWS RELEASE: FOR IMMEDIATE DISTRIBUTION

VISIPHOR ASSETS SOLD, ALL STAFF LAID OFF

VANCOUVER, CANADA, March 16, 2009 – Visiphor Corporation (“Visiphor”) (OTCBB: VISRF; TSX-V: VIS; DE: IGYA) announces, further to the announcement issued on November 25, 2008, that Quorum Secured Equity Trust and Quorum Investment Pool Limited Partnership (collectively “Quorum”) has completed execution of enforcement of its security interest in the assets of Visiphor and has, thereby, acquired and disposed of all of the assets of the company. As a result, Visiphor has laid off all staff and ceased business operations. The sale only settles a portion of the obligations to the secured creditors. The company remains indebted to the secured creditors in the approximate amount of $4 million and to the unsecured creditors in the approximate amount of $1.7 million.

Sunil Amin, Chief Financial Officer for Visiphor, has also tendered his resignation effective immediately.

The company has not declared bankruptcy and retains significant tax losses carried forward. The board in cooperation with creditors will investigate a possible tax loss sale.

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ON BEHALF OF THE BOARD OF DIRECTORS

“Oliver ‘Buck’ Revell”

Chairman, Visiphor Corporation

Media and Investor Inquiries:

Roy Trivett - Director

Visiphor Corporation

E-mail: roy@trivett.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements: This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from anticipated results include the risks and uncertainties described in Visiphor Corporation’s Form 10-KSB filed with the United States Securities and Exchange Commission.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.